Filed by Foundation Coal Holdings, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: Alpha Natural Resources, Inc.

Commission File No.: 001-32423

Update

Welcome Senior Management!

Last Thursday, approximately 30 members of the senior management team (“Phase 2”) met in Abingdon for a full-day working session. A portion of this meeting was dedicated to working collaboratively to develop the future state organization model and discussing the next steps in organization design.

Alpha’s newly named management team met last week to immediately start work on the next phase of the company’s organizational design.

We will undergo a thoughtful, consistent process to design the new organization and align personnel with our new company’s needs, using the “best of both” approach. This process takes time to complete, as leaders at each level will have an active role in designing their future state organization and making appropriate staffing decisions. We anticipate communicating the next phase of our organization by the end of August.

For the majority of employees, there are no immediate impacts to your current role or job responsibilities. If your role or responsibilities are expected to change, you will be notified by your supervisor in a timely manner.

What to Expect on “Day 1”

We expect that the Alpha – Foundation merger will close this Friday, July 31st, pending shareholder approval. If the shareholders approve the transaction at both companies’ respective meetings in New York City at 8:30 a.m. Friday, the two companies will become one organization later that day when the legal filings have been completed.

On Friday, you will receive a package that contains materials about the new organization as well as any specific information that pertains to you.

Day 1 is the first business day following the merger. For some affiliate business units, this may be Saturday, August 1st. For other affiliate business units and corporate sites, Day 1 will be Monday, August 3rd. In the days following the merger, we will have leadership visits at our corporate headquarters in Abingdon and Baltimore, as well as at many of our affiliated business unit sites. Please look for more information about what is happening at your site in the coming days.

We are committed to making this a smooth transition, and minimizing any employee, business or customer disruptions on Day 1 and beyond. There will be very little change on Day 1 that impacts you or how you do your job.

If you have any questions about the merger or transition, please feel free to reach out to your immediate supervisor or Human Resources Department.

Shared Values – Commitment to Employees

Alpha and Foundation share many of the same core values and beliefs. In this issue of Integration Update, we highlight our shared commitment to our people.

At Alpha, we want to ensure that all employees of Alpha and its affiliates have the environment, tools and training they need to do their work safely and effectively. As we work to build a common culture across all of our affiliated operations, we want that culture to value diversity, fairness and inclusivity, while providing opportunities for career fulfillment. We want Alpha and each of its affiliates to “be the employer of choice where they operate, providing a challenging and satisfying work environment that rewards achievement and encourages employee involvement.”

In order to attract, retain and develop employees at all levels of the organization, Alpha and its affiliates will:

•	Provide pay and benefits that are competitive in the employment markets from which employees are drawn;

•

Provide opportunities for individual growth and career satisfaction, and assist employees to realize their potential by providing appropriate training and, development, as well as educational and promotional opportunities;

•	Provide suitable work facilities and conditions with the objective of safeguarding the health, safety and general well-being of employees; and

•	Require all employees at all affiliate sites to maintain safe and effective work practices.

President Kevin Crutchfield visits employees during the Employee

Appreciation Program to recognize their hard work and dedication.

Building on the existing culture at both Alpha and Foundation that have long recognized employees as their most important resource, employees can expect open, direct communication from company leaders, as well as from co-workers. As a team, we will promote collaboration by inviting participation, listening to input and moving forward quickly with conviction that a thoughtful, shared decision provides the best opportunity for success.

Merging two large, complex organizations is no easy task. While few changes are expected on Day 1, we recognize that some employees’ lives will change over time as some of us change jobs, change reporting relationships, change work locations, or change all of these at the same time. It is not uncommon in these situations to feel anxious or uncomfortable as we work to fit into new roles.

But people react differently to change—some try to avoid it, while others seek it out; some struggle, while others thrive in a changing environment. Most of us just want to do the best job we can in a new situation. One of the functions of leadership is to recognize issues and deal with them proactively. Supervisors, managers and executives all need to be alert for opportunities to provide assistance to employees during this transition period. Equally important, supervisors, managers and executives need to be ready to recognize superior performance by giving positive feedback and assigning greater career challenges.

Finally, life is not all about work. We encourage each employee to find a balance between his or her personal and professional life, to be involved with friends and families, and to give back to the communities in which we work and live.

As we position our new organization for its long-term growth, we will need the continued hard work and dedication of all employees throughout the new Alpha family of companies, in order to make it happen. We are in this for the long haul, and we’ll need the energy of each of you to realize Alpha’s premier position among U.S. coal producers.

Kevin and Kurt’s Corner Questions & Answers

•	There seems to be a whole host of questions about changes that will happen immediately after the two organizations become one. How will we answer those questions?

Your Day 1 Welcome Kit will include a lot of information about the new organization attempted to answer many of the most obvious questions you might have in your Day 1 Kit. Other questions should be directed to your supervisor or your Human Resources representative. Below is a sampling of some of the information provided in the Day 1 Kit.

(continued on page 3)

Kevin and Kurt’s Corner (Continued)

•	Will my employer change as a result of the merger?

In general, no. Following the close of the merger, all employees of “Old” Alpha subsidiaries will continue to be employed by the same legal entity. Likewise, most employees of subsidiaries of Foundation Coal Holdings, Inc. will continue to be employed by the same legal entity, though the names of some subsidiaries will change. These changes will have no effect on the taxes or other deductions from the paychecks of the affected employees, although some may receive two W-2s for 2009, one from Foundation Coal Corporation and another from “new” Alpha.

•	How will this merger affect me?

For the majority of employees of Foundation and Alpha affiliates, there are no immediate impacts to your current role or job responsibilities. If your role or responsibilities are expected to change, you will be notified by your supervisor in a timely manner.

•	To whom will I report?

Employees will continue to report to their immediate supervisors at close. You will be notified in a timely manner if changes are made to your current reporting structure by your immediate supervisor.

•	Will my salary or hourly pay rate change at close?

Salary structures and hourly pay rates remain the same at close.

•	Will my health benefits change at close?

Health and welfare benefits will remain the same at close.

•	Will my years of service with Foundation and predecessor companies be honored?

Eligible service histories with Foundation and affiliate/predecessor companies are recognized for the respective benefit plans, as outlined in the applicable Plan Documents and Summary Plan Descriptions (SPDs).

•	When is the benefits open enrollment for 2010?

Open enrollment will occur in the fourth quarter of 2009. The process will remain the same, and you will receive open enrollment information as you have in the past.

•	Will Foundation’s logos be replaced with Alpha logos on signs, letterhead, et cetera?

Foundation’s visual identity will be transitioned to the existing Alpha visual identity, but in a planned and prioritized manner. In other words, it will not happen on Day 1. A plan will be put together and brand standards will be developed and issued in the coming weeks so that people can begin to change printed items, apparel, collateral, signs and the like.

•	Will I need to change my voicemail greeting message?

Former Foundation corporate employees should immediately update voicemail greetings to reflect the merger.

For example: “Hello, this is John Sample of Alpha Natural Resources. I am currently unable to take your call...”

Forward Looking Statements

Information set forth herein contains forward-looking statements, which involve a number of risks and uncertainties. Alpha and Foundation caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Foundation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Foundation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional factors that may affect future results are contained in Alpha’s and Foundation’s filings with the Securities and Exchange Commission (the “SEC”), which are available at the SEC’s web site http://www.sec.gov. Alpha and Foundation disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

In connection with the proposed merger, Foundation has filed with the SEC a registration statement on Form S-4 (commission file number 333-159801), as amended, that includes a preliminary joint proxy statement/prospectus of Alpha and Foundation regarding the proposed merger. The registration statement was declared effective by the SEC on June 24, 2009, and a definitive joint proxy statement/prospectus has been mailed to Foundation and Alpha stockholders on or about June 26, 2009 in connection with the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s website (http://www.sec.gov). Free copies may also be obtained by accessing Foundation’s website (http://www.foundationcoal.com) under “Investors/Financial Information & SEC Filings” or Alpha’s website (http://www.alphanr.com) under “Investor Relations/SEC Filings”, or by directing a request to Foundation at 999 Corporate Boulevard, Suite 300, Linthicum Heights, Maryland 21090, Attn: Investor Relations or to Alpha at One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations.

Participants in Solicitation

Alpha, Foundation and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger may be found in the definitive joint proxy statement/prospectus filed by Alpha and Foundation with the SEC on June 25, 2009. You can find information about Alpha’s and Foundation’s directors and executive officers in their respective definitive proxy statements filed with the SEC on April 3, 2009. You can obtain free copies of these documents from Alpha or Foundation using the contact information above.